July 29, 2008

VIA EDGAR CORRESPONDENCE

Jeanne Bennett
Staff Accountant
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ArthroCare Corporation (the “Company) Form 8-K, Item 4.02(a) Filed July 21, 2008 (File No. 0-27422)

Dear Ms. Bennett:

Pursuant to your letter dated July 22, 2008, the Company has submitted its response to the comments of the Staff of the Securities and Exchange Commission in a letter from me dated July 28, 2008. Pursuant to the Staff's request, the Company acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Gluk

Michael Gluk
Senior Vice President and
Chief Financial Officer

cc:	Brian Cascio, Accounting Branch Chief Michael A. Baker, Chief Executive Officer, ArthroCare Corporation John J. Huber, Esq., Latham & Watkins LLP